Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2700 713.223.2300 Office 713.221.1212 Fax bgllp.com

May 12, 2014

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                 Magnum Hunter Resources Corporation

Registration Statement on Form S-1

Filed March 31, 2014

File No. 333-194932

Amendment No. 2 to Annual Report on Form 10-K

Filed March 31, 2014

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 23, 2014

File No. 1-32997

Dear Mr. Schwall:

We refer to the letter dated April 28, 2014 from the staff of the Division of Corporation Finance providing comments on the filings referenced above.  On behalf of Magnum Hunter Resources Corporation, we hereby advise you that it expects to respond in writing to the comment letter no later than Tuesday, May 27, 2014.

If you have any questions regarding this matter, please contact me at 713-221-3309.

Sincerely,

/s/ Charles H. Still, Jr.

Charles H. Still, Jr.

cc:        Mr. Joseph C. Daches

Senior Vice President and Chief Financial Officer

Magnum Hunter Resources Corporation